8-48311

SECURIT[IES AND EXCHANGE COMMISSIO]N

06004207

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-38599~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Equity Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham 201-557-6886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2005

Page(s)

This report contains the following

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	133,612,277
Cash segregated under federal and other regulations		6,086,401
Securities owned, held at clearing broker, at market value		143,104,936
Receivable from brokers, dealers and clearing organizations		75,770,620
Receivable from affiliates		66,699,827
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $82,435,676		57,154,259
Intangible assets, less accumulated amortization of $1,211,806		10,788,194
Goodwill		3,589,747
Other assets		14,096,538
Total assets	$	510,902,799
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at market value	$	123,396,060
Accrued compensation expense		42,918,507
Payable to brokers, dealers and clearing organizations		12,909,643
Accrued soft dollar and commission recapture expense		8,519,951
Payable to affiliates		1,001,658
Lease loss accrual		19,042,853
Accrued expenses and other liabilities		15,552,409
Total liabilities		223,341,081
Commitments and contingent liabilities (Note 6)		
Partners' capital		287,561,718
Total liabilities and partners' capital	$	510,902,799

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the National Stock Exchange, and the Pacific Stock Exchange. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities
Securities owned and securities sold, not yet purchased, which consist of OTC and listed equity securities, are carried at market value and are recorded on a trade date basis.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Goodwill and Intangible Assets
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill and intangible assets with an indefinite useful life are not amortized but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company has no indefinite-lived intangible assets. Other intangible assets are amortized over their useful lives, which have been determined to range from five to thirty years.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Lease Loss Accruals
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable	Payable
Receivable from clearing brokers	$ 68,992,412	$ -
Securities failed-to-deliver/receive	6,353,054	8,458,821
Deposits for securities borrowed	286,262	-
Payments for order flow	-	991,940
Clearance, execution and other fees	138,892	3,458,882
	$ 75,770,620	$ 12,909,643

Included in securities failed to deliver and securities failed to receive are $3.5 million and $7.2 million receivable from and payable to an affiliate, respectively.

4. Goodwill and Intangible Assets

At December 31, 2005, the Company had goodwill and intangible assets of $3.6 million and $10.8 million, respectively, which resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have definite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years.

Under SFAS 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. In June 2005, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 74,327,769
Leasehold improvements	51,603,299
Telephone system	7,569,043
Furniture and fixtures	3,954,228
Equipment	2,135,596
	139,589,935
Less: Accumulated depreciation and amortization	(82,435,676)
	$ 57,154,259

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses.

The Company leases certain computer and office equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2005, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments ("Other Obligations") were as follows:

	Office Leases	Other Obligations	Total
Year ending December 31,			
2006	$ 9,439,322	$ 10,620,275	$ 20,059,597
2007	8,928,997	1,394,252	10,323,249
2008	8,848,559	26,302	8,874,861
2009	8,716,756		8,716,756
2010	8,459,509		8,459,509
Thereafter through 2021	106,592,968		106,592,968
	$ 150,986,111	$ 12,040,829	$ 163,026,940

During the normal course of business, the Company collateralizes certain leases through letters of credit. As of December 31, 2005, KCG has provided an $8.0 million letter of credit as a guarantee for one of the Company's lease obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One client accounted for approximately 10.5% of the Company's U.S. equity dollar value traded.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KCG stock-related awards. It is KCG's policy to grant options for the purchase of shares of KCG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over three years. KCG has the right to fully vest employees in their option grants and restricted stock awards upon retirement and in certain other circumstances.

9. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount, or a percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee for arranging transactions with European customers.

The Company pays an affiliate a fee for certain costs associated with the operation of a disaster recovery site.

The Company receives a fee from an affiliate to manage an investment portfolio.

The Company receives a fee from affiliates which represents the affiliates' allocation of certain shared services costs.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. Included in Receivable from affiliates at December 31, 2005 is an interest bearing loan receivable from an affiliate of $63.0 million and $3.7 million in non-interest bearing receivables from affiliates.

In addition, the Company borrowed funds from an affiliate during 2005 at a rate approximating its borrowing rate. At December 31, 2005 there were no loans payable.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. commercial bank. Substantially all of the Company's credit exposures are concentrated with the bank and the clearing broker (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2005, the Company had net capital of $99.1 million, which was $93.0 million excess of its required net capital of $6.1 million.